March 29, 2023

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Benjamin Richie

Lauren Nguyen

Re:	SHL Telemedicine Ltd. Registration Statement on Form 20-F (File No. 001-41641)

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, SHL Telemedicine Ltd. (the “Company”) respectfully requests acceleration of the effectiveness of its Registration Statement on Form F-6 (File No. 001-41641) (the “Registration Statement”), so as to become effective at 3:00 p.m. New York time on Thursday, March 30, 2023, or as soon as possible thereafter.

The Company has been informed by the Nasdaq Capital Market (“NASDAQ”) that the NASDAQ will certify to the Commission that the Company has been approved by NASDAQ for listing.

We understand that The Bank of New York Mellon, as depositary for the Company’s American Depositary Shares, has requested that the Registration Statement on Form F-6 (File No. 333-270672) be declared effective simultaneously with the Registration Statement, and the Company concurs with that request.

Please do not hesitate to contact Scott Saks of Norton Rose Fulbright US LLP at (212) 318-3151 with any questions. Please notify Scott Saks when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Erez Nachtomy
Erez Nachtomy
Chief Executive Officer